Exhibit 99.1
ENCORE ACQUISITION COMPANY
RATIOS OF EARNINGS (LOSS) TO FIXED CHARGES
(in thousands, except ratios)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Income (loss) before income taxes and minority interest	$(72,024)	$23,695	$(21,977)	$(21,753)
Adjustments:
Add fixed charges:
Interest expense	16,785	27,820	36,545	44,107
Rental expense attributable to interest	434	521	826	1,005

Total fixed charges	17,219	28,341	37,371	45,112

Adjusted earnings	$(54,805)	$52,036	$15,394	$23,359

Ratio of earnings (loss) to fixed charges (a)	(3.2)	1.8	0.4	0.5

(a)	For the three and six months ended June 30, 2008, earnings as defined were inadequate to cover fixed charges as defined by $72.0 million and $22.0 million, respectively. For the six months ended June 30, 2007, earnings as defined were inadequate to cover fixed charges as defined by $21.8 million.